United States securities and exchange commission logo





                               December 2, 2020

       Steve White
       Chief Executive Officer
       Harvest Health & Recreation Inc.
       1155 W. Rio Salado Parkway
       Suite 201
       Tempe, Arizona 85281

                                                        Re: Harvest Health &
Recreation Inc.
                                                            Form 10-12G
                                                            Filed November 5,
2020
                                                            File No. 000-56224

       Dear Mr. White:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G

       General

   1. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days
after the initial filing date. At that time, you will be subject to the reporting requirements
of the Exchange Act. In addition, we will continue to review your filing until all of our
comments have been addressed. If the review process has not been completed before the
effectiveness date you should consider withdrawing the Form 10 registration statement
to prevent it from becoming effective and, as applicable, file a new
                                                        Form 10 registration at
such time as you are able to respond to any remaining issues or comments.
 Steve White
FirstName LastNameSteve   White
Harvest Health & Recreation Inc.
Comapany2,
December  NameHarvest
             2020        Health & Recreation Inc.
December
Page 2    2, 2020 Page 2
FirstName LastName
Implications of Being an Emerging Growth Company, page 1

2. Your disclosure indicates that you qualify as an emerging growth company under the
         JOBS Act. Please revise to disclose in the filing, including MD&A, whether you intend to take advantage of the extended transition period allowed for emerging growth companies for complying with new or revised accounting guidance as allowed by
Section 107 of the
         JOBS Act and Section 7(a)(2)(B) of the Securities Act of 1933. Description of the Business
Overview of Our Business, page 11

3. We note that you have "therapeutic cannabis" products sold in Colorado. Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please revise to describe the regulatory status of these products.
The Cannabis Industry and Our Business Lines, page 11

4. Where you discuss the status of cannabis under the state law in this section, please also disclose that cannabis is illegal under U.S. federal law and in those states in which the use of cannabis has been legalized, its use remains a violation of federal law pursuant to the
         Controlled Substances Act.
5. We note your disclosure on page 65 that you entered into a plan to abandon certain product lines or lines of business to include CBD products and items of inventory. Please revise here, or elsewhere in your Description of the Business, to include a discussion of the product lines you plan to abandon or tell us why this information is not material to an understanding of the business taken as a whole.
Cultivation, page 12

6. Please revise to quantify your improved product yield at your growing facilities.
Principal Products or Services, page 14

7. Please revise to provide additional disclosure concerning your principal products. For instance, revise, as applicable, to discuss whether there are differences in terms of their respective markets and whether each brand is sold in all of your retail dispensaries.
8.       We note your disclosure on F-9 that the Company has license agreements in place
         whereby a third-party licenses to use and operate a cannabis licenses owned by Company.
         Please include a discussion of these license agreements or tell us why this information would not be material to an understanding of the business taken as a whole.
 Steve White
FirstName LastNameSteve   White
Harvest Health & Recreation Inc.
Comapany2,
December  NameHarvest
             2020        Health & Recreation Inc.
December
Page 3    2, 2020 Page 3
FirstName LastName
Item 1A. Risk Factors, page 32

9. We note your reference on page 39 to directors, officers and employees who are not U.S.
         citizens. Please add a risk factor addressing the difficulty U.S. shareholders may face in effecting service of process against your officers or directors, enforcing judgments obtained in U.S. courts or bringing an original action in foreign courts to enforce liabilities under the U.S. federal securities laws against them.
The recent outbreak of COVID-19 may have a significant negative impact on our business and financial results, page 57

10. Please update your disclosure in this section, and in the Management s Discussion and
         Analysis, to discuss the impact that COVID-19 has had on your business, including on your results of operations and revenue. For guidance, please refer to CF Disclosure
         Guidance Topic 9A (June 23, 2020), available on the Commission's website.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019 Revenue, page 64

11. We note the significant increases in revenues were driven by the addition of new and acquired dispensaries as well as growth in existing cultivation, manufacturing, retail operations and licensing revenues. Please expand your discussion of all periods presented to address and quantify each of the significant factors that materially impacted revenues each period. For example, please specify the amount of the increase related to acquisitions, to new dispensaries, and to growth in existing operations along with changes in prices. In addition, quantify the increase related to licensing revenues. The discussion of cost of goods sold and gross profit/margin should be similarly revised to discuss and quantify significant factors for the variances. Refer to Items 303(a)(3)(i) and 303(a)(3)(iii)
         of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codifications for
         guidance.
Total Other Income (Expense), page 64

12. Revise to disclose the nature of the $10.5 million gain on the payment of contingent consideration to former CBx owners. Please also discuss the noncash gain on earn-out of
         $13.9 million in the statements of cash flows on page F-6 and clarify whether these amounts are related. In addition, discuss the noncash gain on deconsolidation of $6.2 million included in the statements of cash flows and explain to us the accounting treatment that resulted in this gain.
 Steve White
FirstName LastNameSteve   White
Harvest Health & Recreation Inc.
Comapany2,
December  NameHarvest
             2020        Health & Recreation Inc.
December
Page 4    2, 2020 Page 4
FirstName LastName
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Total Expenses, page 66

13. Please revise to quantify and discuss each of the factors contributing to the significant increase in expenses for the twelve months ended December 31, 2019 and 2018. The discussion should also provide specific details of the fixed and intangible asset impairments and the $31,788 provision for bad debts and credit losses included in the statements of cash flows on page F-6.
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
Total Expenses, page 67

14. Please explain the nature of the transactions of $14.2 million included in expense for the year ended December 31, 2018.
Transactions with Related Parties, page 70

15. We note the transactions with related parties disclosed on pages 70 and 96. Please revise your financial statements to clearly label related party transactions. Refer to ASC 850-10-
         50 and Rule 4-08(k) of Regulation S-X.
16. You disclose the secured revolving notes mature between December 2019 and February
         2020 and the principal is due at maturity. Please disclose whether the terms were amended or the notes are in default and discuss your expectations for repayment.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 79

17. Please revise footnotes (7), (9), (10) and (11) to disclose the individual(s) with voting and investment control over the shares held by the entities listed in the table.
Item 10. Recent Sales of Unregistered Securities, page 102

18. Please expand your disclosure to name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K. Interim Unaudited Condensed Consolidated Financial Statements
Statments of Cash Flows, page F-5

19.      We see the cash flows used by operating activities include $12.7
million for    accrued
         expenses and other liabilities    which represents 60% of the
operating cash flows. Since
         there is no line item with that title on the balance sheet, please make the necessary clarifications.
Note 2(e) Revenue Recognition, page F-8

20. We note that you have license agreements in place whereby a third-party licenses to use and operate cannabis licenses owned by you. The determination of recording revenues
 Steve White
FirstName LastNameSteve   White
Harvest Health & Recreation Inc.
Comapany2,
December  NameHarvest
             2020        Health & Recreation Inc.
December
Page 5    2, 2020 Page 5
FirstName LastName
         under these contracts is based on your analysis of the contract terms under the guidance in
         Topic 606 principal vs agent considerations and that as a result, a portion of your revenue is recorded on a gross basis. Please clarify the revenue recorded on a gross basis and help us better understand how you made the determination that you were the principal in these contracts, including the specific factors you considered in the guidance in ASC 606-10-
         55-36 through 55-40.
Note 3 Discontinued Operations, page F-9

21. We note the discussion of discontinued operations. Please tell us how this meets the requirements of a strategic shift that has (or will have) a major effect on your operations and financial results as outlined in ASC 205-20-45-1 and 45-1C.
Note 16 Fair Value and Risk Management, page F-23

22. Please revise to disclose the methodologies and significant assumptions you used to estimate fair value of contingent consideration and the warrant liability.
Consolidated Financial Statements for the Years Ended December 31, 2019 and
2018
Report of Independent Registered Public Accounting Firm, page FF-2

23. We note the audit report indicates that Haynie & Company has been your auditor since
         2018. However, the disclosure in Item 14 on page 113 indicates that they were appointed effective January 1, 2020. Please make the revisions necessary to correct this discrepancy.
Consolidated Statements of Loss, page FF-4

24. Please tell us where you have provided disclosure related to the fixed and intangible asset impairments of $16,977 and contract and other asset impairments of $35,098 recorded in fiscal 2019, including the reason for the impairments and how the amounts were determined.
Note 9 Acquisitions, page FF-21

25. Please explain to us where you have provided the disclosures required by ASC 805 for the acquisitions of Harvest of Michigan, Harvest of California, Harvest Mass Holdings and
         Harvest of Maryland.
26. Please revise to include a purchase price allocation for the aggregate consideration of
         $56,538 for the other acquisitions in fiscal 2019 discussed on page F-23 that includes the assets and liabilities and goodwill recorded in your financial statements. Refer to ASC
         805-10-50.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Steve White
Harvest Health & Recreation Inc.
December 2, 2020
Page 6

       You may contact Jeanne Bennett at 200-551-3606 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameSteve White
                                                         Division of
Corporation Finance
Comapany NameHarvest Health & Recreation Inc.
                                                         Office of Life
Sciences
December 2, 2020 Page 6
cc:       Thomas M. Rose, Esq.
FirstName LastName